Exhibit 4.16
Candela Corporation

Senior Officer Executive Retention Agreement

THIS EXECUTIVE RETENTION AGREEMENT (this “Agreement”), effective as of November,     2007 (the “Effective Date”) is made by and between Candela Corporation, a Delaware corporation (the “Company”), and [                        ] (the “Executive”).

WHEREAS, the Company and the Executive have entered into that certain Employment, Non-competition and Non-Disclosure Agreement, effective as of [                  ] (the “Employment Agreement”);

WHEREAS, the Company recognizes that, as is the case with many publicly-held corporations, the possibility of a change in control of the Company exists and that such possibility, and the uncertainty and questions which it may raise among key personnel, may result in the departure or distraction of key personnel to the detriment of the Company and its stockholders; and

WHEREAS, the Board of Directors of the Company (the “Board”) has identified key positions within the Company (“Key Positions”) and determined that appropriate steps should be taken to reinforce and encourage the continued employment and dedication of those persons, including the Executive, who hold Key Positions within the Company without distraction from the possibility of a change in control of the Company and related events and circumstances;

NOW, THEREFORE, as an inducement for and in consideration of the Executive remaining in its employ, the Company agrees that notwithstanding any severance provisions contained in the Employment Agreement, the Executive shall receive the severance benefits set forth in this Agreement in the event the Executive’s employment with the Company is terminated under the circumstances described below subsequent to a Change in Control (as defined in Section 1.1).

1.	Key Definitions. As used herein, the following terms shall have the following respective meanings:

1.1.
“Change in Control” means an event or occurrence set forth in any one or more of subsections (a) through (d) below (including an event or occurrence that constitutes a Change in Control under one of such subsections but is specifically exempted from another such subsection):

(a)
the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”), of beneficial ownership of any capital stock of the Company and as to which ownership, such Person either (i) shall have filed a Form 13D in respect of its or their holdings with the Securities and Exchange Commission (“SEC”), or (ii) in the reasonable opinion of the Company, such person should have filed a Form 13D with the SEC in respect of its holdings and its intentions (and the Executive shall be permitted to request, and the Company shall promptly furnish, an indication of whether the Board of Directors has concluded that such person should have so filed) if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 promulgated under the Exchange Act), 30% or more of either (X) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (Y) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (a), the following acquisitions of beneficial ownership of Outstanding Company Common Stock or Outstanding Company Voting Securities shall not constitute a Change in Control: (1) any acquisition directly from the Company (excluding an acquisition pursuant to the exercise, conversion or exchange of any security exercisable for, convertible into or exchangeable for common stock or voting securities of the Company, unless the Person exercising, converting or exchanging such security acquired such security directly from the Company or an underwriter or agent of the Company), (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (4) any acquisition by any corporation pursuant to a transaction which complies with clauses (i) and (ii) of subsection (c) of this Section 1.1;  or

(b)
such time as the Continuing Directors (as defined below) do not constitute a majority of the Board (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term “Continuing Director” means at any date a member of the Board (i) who was a member of the Board on the date of the execution of this Agreement or (ii) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that there shall be excluded from this clause (ii) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board; or

(c)
the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving the Company or a sale or other disposition of all or substantially all of the assets of the Company in one or a series of transactions (a “Business Combination”), unless, immediately following such Business Combination, each of the following two conditions is satisfied: (i) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns the Company or substantially all of the Company’s assets either directly or through one or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the “Acquiring Corporation”) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively; and (ii) no Person (excluding the Acquiring Corporation, any employee benefit plan (or related trust) maintained or sponsored by the Company or by the Acquiring Corporation or any Exempt Person) which has either (x) filed a Form 13D in respect of its holdings with the SEC, or (y) in the reasonable opinion of the Company, should have filed a Form 13D with the SEC in respect of its holdings and its intentions, beneficially owns, directly or indirectly, 30% or more of the then outstanding shares of common stock of the Acquiring Corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to the Business Combination); or

(d)
approval by the stockholders of the Company of a complete liquidation or dissolution of the Company (as distinguished from a filing made by the Company under Chapter 11 of the Federal Bankruptcy laws).

1.2
“Change in Control Date” means the first date during the Term (as defined in Section 2) on which a Change in Control occurs.  Anything in this Agreement to the contrary notwithstanding, if (a) a Change in Control occurs, (b)  the Executive’s employment with the Company is terminated prior to the date on which the Change in Control occurs, and (c) it is reasonably demonstrated by the Executive that such termination of employment (i) was at the request of a third party who has taken steps reasonably calculated to effect a Change in Control or (ii) otherwise arose in connection with or in anticipation of a Change in Control, then for all purposes of this Agreement the “Change in Control Date” shall mean the date immediately prior to the date of such termination of employment.

1.3	“Cause” means:

(a)
the Executive’s abject failure to work cooperatively with the Company’s other officers and senior employees, as determined in good faith by the CEO, following reasonable notice and opportunity to cure;

(b)
the Executive’s gross negligence or willful misconduct in performing any action, or not performing any action, that has had, or could have, alone or in the aggregate, a material negative impact on the Company;

(c)	the Executive’s theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Company documents or records;

(d)
the Executive’s unauthorized use, misappropriation, destruction or diversion of any material asset or corporate opportunity of the Company (including, without limitation, the Executive’s improper use or disclosure of the Company’s confidential or proprietary information or his failure to abide by Company policies relating to confidentiality);

(e)	any intentional act by the Executive which has a material detrimental effect on the Company’s reputation or business;

(f)
any material breach by the Executive of this Agreement and any other agreement between the Company and Executive, which breach is not cured within fifteen (15) days after Executive receives notice from the Company specifying such breach; or

the Executive’s conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs the Employee’s ability to perform his duties with the Company.

1.4
“Involuntary Termination” means the Executive’s voluntary resignation from his employment within sixty (60) days following (i) a material diminution in the Executive’s authority, duties or responsibilities; provided, however, that a change in job position (including a change in title) shall not be deemed a “material diminution” unless the Executive’s new authority, duties or responsibilities are materially reduced from the prior authority, duties or responsibilities, (ii) a material diminution in the Executive’s base compensation, (iii) a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Executive is required to report, (iv) a material change in the geographic location at which the Executive must perform his duties, which is more than 50 miles from the current location, or (v) a material breach by the Company of the terms of this Agreement, including a failure of the Company to obtain an assumption of this Agreement at or prior to the effectiveness of any succession pursuant to Section 6.1; provided that the Executive’s termination of employment shall not be deemed to be an Involuntary Termination unless the Company shall have been provided with advance notice of the termination and a period of not less than 30 days to cure the event or condition described in (i), (ii), (iii) or (iv), and shall have either failed to so cure the event or waived its right to cure the event.

1.4.1	Any dispute as to whether any action by the Company constitutes an “Involuntary Termination” shall be resolved through the dispute procedures set forth in Section 5 of this Agreement.

1.5
“Disability” means the Executive’s absence from the full-time performance of the Executive’s duties with the Company for 180 consecutive calendar days as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to the Executive or the Executive’s legal representative.

2.
Term of Agreement.  This Agreement, and all rights and obligations of the parties hereunder, shall take effect upon the Effective Date and shall expire upon the first to occur of (a) the expiration of the Term (as defined below) if a Change in Control has not occurred during the Term, (b) the date the Executive no longer holds a Key Position if negotiations relating to a Change in Control have not commenced prior thereto, (c) the date 24 months after the Change in Control Date, if the Executive is still employed by the Company as of such later date, or (d) the fulfillment by the Company of all of its obligations under Sections 4 and 5.2 if the Executive’s employment with the Company terminates within twenty-four (24) months following the Change in Control Date.  “Term” shall mean the period commencing as of the Effective Date and continuing in effect through December 31, 2009, provided, however, that commencing on January 1, 2010 and each January 1 thereafter, the Term shall be automatically extended for one additional year unless, not later than 60 days prior to the scheduled expiration of the Term (or any extension thereof), the Company shall have given the Executive written notice that the Term will not be extended.

3.	Employment Status; Termination Following Change in Control.

3.1.
Not an Employment Contract.  The Executive acknowledges that this Agreement does not constitute a contract of employment or impose on the Company any obligation to retain the Executive as an employee and that this Agreement does not prevent the Executive from terminating employment at any time.  Except as otherwise provided in Section 1.2, if the Executive’s employment with the Company terminates for any reason and subsequently a Change in Control shall occur, the Executive shall not be entitled to any benefits hereunder.

3.2.	Termination of Employment.

(a)
If the Change in Control Date occurs during the Term, any termination of the Executive’s employment by the Company or by the Executive within 24 months following the Change in Control Date (other than due to the death of the Executive) shall be communicated by a written notice to the other party hereto (the “Notice of Termination”), given in accordance with Section 7.  Any Notice of Termination shall: (i) indicate the specific termination provision (if any) of this Agreement relied upon by the party giving such notice, (ii) to the extent applicable, set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated, and (iii) specify the Date of Termination (as defined below).  The effective date of an employment termination (the “Date of Termination”) shall be the close of business on the date specified in the Notice of Termination (which date may not be less than 15 days or more than 120 days after the date of delivery of such Notice of Termination), in the case of a termination other than one due to the Executive’s death, or the date of the Executive’s death, as the case may be.  In the event the Company fails to satisfy the requirements of Section 3.2(a) regarding a Notice of Termination, the purported termination of the Executive’s employment pursuant to such Notice of Termination shall not be effective for purposes of this Agreement.

(b)
The failure by the Executive or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Involuntary Termination or Cause shall not waive any right of the Executive or the Company, respectively, hereunder or preclude the Executive or the Company, respectively, from asserting any such fact or circumstance in enforcing the Executive’s or the Company’s rights hereunder.

(c)	Any Notice of Termination for Cause given by the Company must be given within 90 days of the occurrence of the event(s) or circumstance(s) which constitute(s) Cause.

(d)
Any Notice of Involuntary Termination given by the Executive to the Company must be given within sixty (60) days of the occurrence of the event(s) or circumstance(s) which constitute(s) an Involuntary Termination.

4.	Benefits to Executive.

4.1.
Stock Acceleration following a Change in Control and upon the Termination of Executive’s Employment.  If a Change in Control occurs during the Term, then, following the Change in Control Date and effective upon an Involuntary Termination of the Executive’s employment or termination of the Executive’s employment by the Company (other than for Cause, Disability or death) then, (a) each Stock Appreciation Right (“SAR”) issued by the Company to the Executive shall immediately become vested and exercisable in full; (b) each outstanding option to purchase shares of Common Stock of the Company held by the Executive shall become immediately exercisable in full and will no longer be subject to a right of repurchase, if any, by the Company; (c) each outstanding restricted stock award shall be deemed to be fully vested and will no longer be subject to a right of repurchase by the Company, and (d) notwithstanding any provision in any applicable stock option or other equity instrument agreement to the contrary, each such option, SAR or alternative equity instrument shall continue to be exercisable by the Executive (to the extent such option was exercisable on the Date of Termination or became exercisable pursuant to this Section 4.1) for the duration of the term set forth in the stock option agreement, SAR or other equity instrument agreement applicable thereto  as if termination of employment had not occurred.

4.2.
Compensation.  If the Change in Control Date occurs during the Term and the Executive’s employment with the Company terminates within 24 months following the Change in Control Date, then the Executive shall be entitled to the following benefits:

(a)
Termination Without Cause or Involuntary Termination.  If the Executive’s employment with the Company is terminated by the Company (other than for Cause, Disability or death) or by the Executive because of an Involuntary Termination, in either case within 24 months following the Change in Control Date, then the Executive shall be entitled to the following benefits:

(i)
the Company shall pay to the Executive in a lump sum in cash within 30 days after the Date of Termination (or such later date as may be required by Section 4.2 (d)) the sum of (A) the Executive’s base salary through the Date of Termination, (B) the product of (x) the Executive’s target annual bonus (irrespective of the level of attainment to date of any target bonus benchmarks such as firm wide or individual objectives or hurdles) for the fiscal year in which the Date of Termination occurs and (y) a fraction, the numerator of which is the number of days in the current fiscal year through the Date of Termination, and the denominator of which is 365, and (C) any accrued vacation pay, in each case to the extent not previously paid (the sum of the amounts described in clauses (A), (B), and (C) shall be hereinafter referred to as the “Accrued Obligations”);

(ii)
the Executive shall receive regular monthly installments for a one-year period equal to one twelfth (1/12th) of the Executive’s annual salary (at the rate in effect when the Change in Control Date occurs and before reduction of taxes or other withholdings or deductions such as a 401(k) Plan contribution or like payment) multiplied by a factor of two (2.0x) times, with such monthly payments commencing on the first regular monthly payroll date next following the date of termination or such later date as may be required by Section 4.2(d); and

(iii)
the Executive shall receive regular monthly installments for a one-year period equal to one twelfth (1/12th) of the Executive’s target annual bonus (irrespective of the level of attainment to date of any target bonus benchmarks, such as firm-wide or individual objectives or hurdles) for the fiscal year in which the Change in Control Date occurs and before reduction of taxes or other withholdings or deductions such as a 401(k) Plan contribution or like payment) multiplied by a factor of two (2.0x) times, with such monthly payments commencing on the payroll date next following the date of termination or such later date as may be required by Section 4.2(d);

(iv)
for 18 months after the Date of Termination, or such longer period as may be provided by the terms of the appropriate plan, program, practice or policy, the Company shall continue to provide benefits to the Executive and the Executive’s family at least equal to those which would have been provided to them if the Executive’s employment had not been terminated, in accordance with the applicable Benefit Plans in effect immediately prior to the Change in Control Date or, if more favorable to the Executive and his family, in effect generally at any time thereafter with respect to other peer executives of the Company and its affiliated companies; provided, however, that if the Executive becomes reemployed by another employer and is eligible to receive a particular type of benefit (e.g., health insurance benefits) from such employer on terms at least as favorable to the Executive and his family as those being provided by the Company, then the Company shall no longer be required to provide those particular benefits to the Executive and his family;

(v)
to the extent not previously paid or provided, the Company shall pay or provide to the Executive when due, without accelerating the payment date of any deferred compensation, any other amounts or benefits required to be paid or provided or which the Executive is eligible to receive following the Executive’s termination of employment under any plan, program, policy, practice, contract or agreement of the Company and its affiliated companies (such other amounts and benefits shall be hereinafter referred to as the “Other Benefits”); and

(vi)	the Company shall make a one-time payment to the Executive of $5,000 to cover some or all of the lease payments remaining due on the Executive’s leased vehicle;

(b)
Resignation; or Termination for Death or Disability.  If the Executive voluntarily resigns from his employment with the Company within 24 months following the Change in Control Date, excluding a resignation because of an Involuntary Termination, or if the Executive’s employment with the Company is terminated by reason of the Executive’s death or Disability within 24 months following the Change in Control Date, then the Company shall (i) pay the Executive (or his estate, if applicable), in a lump sum in cash within 30 days after the Date of Termination, the Accrued Obligations and (ii) timely pay or provide to the Executive the Other Benefits.

(c)
Termination for Cause.  If the Company terminates the Executive’s employment with the Company for Cause within 24 months following the Change in Control Date, then the Company shall (i) pay the Executive, in a lump sum in cash within 30 days after the Date of Termination, the sum of (A) the Executive’s annual base salary through the Date of Termination and (B) the amount of any compensation previously deferred by the Executive, in each case to the extent not previously paid, and (ii) timely pay or provide to the Executive the Other Benefits.

(d)
Section 409A Matters.  It is the intent of the parties hereto that, to the extent permitted, all payments and benefits provided pursuant to this Agreement qualify as short-term deferrals, as defined in Treasury Regulation §1.409A-1(a)(4), separation pay due to an involuntary separation from service under Treasury Regulation §1.409A-1(b)(9)(iii), reimbursement of medical benefits under Treasury Regulation §1.409A-1(b)(9)(v)(B), and/or limited payments, as defined in Treasury Regulation §1.409A-1(b)(9)(v)(D).  If (a) it is determined that any payments or benefits provided pursuant to this Agreement that are paid upon “separation from service” (as that term is used in Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and any related regulations or other applicable guidance promulgated thereunder (collectively, “Section 409A”)) constitute deferred compensation for purposes of Section 409A (after taking into account the exceptions listed in the prior sentence and/or any other applicable exceptions) and (b) the Executive is a “specified employee” (as that term is used in Section 409A) on the date on which the separation from service occurs, such payments or benefits (or portions thereof) that constitute deferred compensation and that are to be paid or provided during the six (6) month period following the Executive’s separation from service shall not be paid or provided until the first business day after the date that is six (6) months following the Executive’s separation from service or, if the Executive dies during such six (6) month period, on the first business day after the date of the Executive’s death.  The payment that is made pursuant to the prior sentence shall include the cumulative amount of any amounts that could not be paid during the six (6) month period.  All other payments or benefits under this Agreement shall be paid or provided in accordance with the applicable provision of this Agreement.  Each installment payment under this Agreement shall be treated as a separate payment as defined under Treasury Regulation §1.409A-2(b)(2).  For all purposes under this Agreement, references to termination of the Executive’s employment and similar terms shall be interpreted to mean “separation from service,” as that term is used in Section 409A, and the Executive’s employment shall not be deemed to have terminated for purposes of Section 4 unless and until a separation from service shall have occurred for purposes of Section 409A.

4.3	Taxes.

a)
In the event that the Company undergoes a “Change in Ownership or Control” (as defined below), the Company shall, within 30 days after each date on which the Executive becomes entitled to receive (whether or not then due) a Contingent Compensation Payment (as defined below) relating to such Change in Ownership or Control, determine and notify the Executive (with reasonable detail regarding the basis for its determinations) (i) which of the payments or benefits due to the Executive (under this Agreement or otherwise) following such Change in Ownership or Control constitute Contingent Compensation Payments and (ii) the amount, if any, of the excise tax (the “Excise Tax”) which would be payable by the Executive pursuant to Section 4999 of the Code, with respect to such Contingent Compensation Payment but for the operation of this Section 4.3.  If it is determined by the Company and the Executive that an Excise Tax would be payable by the Executive, then in such instance either (i) the Contingent Compensation Payments shall be scaled back (with the latest-to-be-paid of such Payments to be withheld for this purpose) such that the Contingent Compensation Payments would trigger benefits which, in the aggregate, would generate $1.00 less than the threshold which would otherwise cause Contingent Compensation Payments to be subject to the Excise Tax, or (ii) if the value of the Contingent Compensation Payments is such that, after deducting any applicable Excise Tax, there would be an amount of Contingent Compensation Payments remaining available to him, so that the Executive would receive a net benefit (after deducting all Excise Tax) that is greater than the benefit the Executive would have retained had his Contingent Compensation Payments been reduced to avoid the Excise Tax, there shall be no withholding or deducting Contingent Compensation Payments to be made to the Executive.

b)	For purposes of this Section 4.3, the following terms shall have the following respective meanings:

(i)
“Change in Ownership or Control” shall mean a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 280G(b)(2) of the Code.

(ii)
“Contingent Compensation Payment” shall mean any payment (or benefit) in the nature of compensation that is made or made available (under this Agreement or otherwise) to a “disqualified individual” (as defined in Section 280G(c) of the Code) and that is contingent (within the meaning of Section 280G(b)(2)(A)(i) of the Code) on a Change in Ownership or Control of the Company.

c)
The provisions of this Section 4.3 are intended to apply to any and all payments or benefits available to the Executive under this Agreement or any other agreement or plan of the Company under which the Executive receives Contingent Compensation Payments.

4.4
Mitigation.  The Executive shall not be required to mitigate the amount of any payment or benefits provided for in this Section 4 by seeking other employment or otherwise. Further, except as provided in Section 4.2(a)(iii), the amount of any payment or benefits provided for in this Section 4 shall not be reduced by any compensation earned by the Executive as a result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by the Executive to the Company, or otherwise.

4.5	Outplacement Services, and Payment in Lieu of Continuing Lease Payments on Company Car.

(a)
In the event the Executive is terminated by the Company (other than for Cause, Disability or death), or the Executive terminates employment because of an Involuntary Termination, within 24 months following the Change in Control Date, the Company shall provide outplacement services through one or more outside firms of the Executive’s choosing up to an aggregate of $10,000, with such services to extend until the earlier of (i) 12 months following the termination of Executive’s employment or (ii) the date the Executive secures full time employment.

(b)
The Company shall make a one-time payment to the Executive of $5,000.00 to cover some or all of the lease payments remaining due on the Executive’s leased vehicle.  The Executive may retain possession of the leased vehicle to the end of the lease term provided that the Executive shall pay any lease payments due in excess of $5,000.

5.	Disputes.

5.1.
Settlement of Disputes; Arbitration.  All claims by the Executive for benefits under this Agreement or to resolve other disputes hereunder shall be directed to the General Counsel of the Company and shall be in writing.  Any denial by the Company of a claim for benefits under this Agreement shall be delivered to the Executive in writing and shall set forth the specific reasons for the denial and the specific provisions of this Agreement relied upon.  The Company shall afford a reasonable opportunity to the Executive for a review of the decision denying a claim.  Any further dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Boston, Massachusetts, within thirty (30) days of being introduced into arbitration, and shall be in accordance with the rules of the American Arbitration Association then in effect.  Judgment may be entered on the arbitrator’s award in any court having jurisdiction.

5.2.
Expenses.  The Company agrees to pay, as incurred, to the full extent permitted by law, all legal, accounting and other fees and expenses which the Executive may reasonably incur as a result of any claim or contest (regardless of the outcome thereof) by the Company, the Executive or others regarding the validity or enforceability of, or liability under, any provision of this Agreement or any guarantee of performance thereof (including as a result of any contest by the Executive regarding the amount of any payment or benefits pursuant to this Agreement), plus in each case interest on any delayed payment at the applicable Federal rate provided for in Section 7872(f)(2)(A) of the Code; provided, however, that (a) the amount of such fees and expenses paid (or reimbursed) by the Company during any calendar year may not affect the amount of fees and expenses paid (or reimbursed) by the Company in any other calendar year, (b) payment (or reimbursement) of fees and expenses by the Company shall be made on or before the last day of the calendar year following the calendar year in which the fees and expenses were incurred, (c) the Executive’s right to reasonable fees and expenses is not subject to liquidation or exchange for another benefit and (d) this obligation shall survive the termination of this Agreement and shall remain in effect until the applicable statute of limitations has expired with respect to any litigation to enforce the terms of this Agreement.

6.	Successors.

6.1.
Successor to Company.  The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business (including pursuant to acquisition of all or substantially all of the Common Stock of the Company) or assets of the Company expressly to assume and agree to perform this Agreement to the same extent that the Company would be required to perform it if no such succession had taken place.  Failure of the Company to obtain an assumption of this Agreement at or prior to the effectiveness of any succession shall be a breach of this Agreement and shall constitute Involuntary Termination if the Executive elects to terminate employment, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination.  As used in this Agreement, “Company” shall mean the Company as defined above and any successor to its business or assets as aforesaid which assumes and agrees to perform this Agreement, by operation of law or otherwise.

6.2.
Successor to Executive.  This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.  If the Executive should die while any amount would still be payable to the Executive or his family hereunder if the Executive had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the executors, personal representatives or administrators of the Executive’s estate.

7.
Agreement to be Binding on Successor.  The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business or assets of the Company (the “Acquisition”), as a condition precedent to the Acquisition, to expressly assume and agree  in writing, with a copy to you, to perform this Agreement in the same manner and to the same extent as the Company would be required to perform this Agreement as if no such succession had taken place.  You acknowledge and agree, and the Company acknowledges and agrees, that, without limitation to any other provision of this Agreement which is also “material”, this provision is a material term of this Agreement and an important clause benefiting you, to assure you that the obligation of Candela to provide you with the existing benefits made available under this Agreement, are adhered to by any successor to the Company, and the provision also benefits the Company in that the assurance to you afforded by this provision is an important retention incentive to have you remain in the employment of the Company.

8.
Notice.  All notices, instructions and other communications given hereunder or in connection herewith shall be in writing.  Any such notice, instruction or communication shall be sent either (i) by registered or certified mail, return receipt requested, postage prepaid, or (ii) prepaid via a reputable nationwide overnight courier service, in each case addressed to the Company, at Candela Corporation, Attention of General Counsel, 530 Boston Post Road, Wayland, MA 01778, and to the Executive at [                                   ] (or to such other address as either the Company or the Executive may have furnished to the other in writing in accordance herewith).  Any such notice, instruction or communication shall be deemed to have been delivered five business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent via a reputable nationwide overnight courier service. Either party may give any notice, instruction or other communication hereunder using any other means, but no such notice, instruction or other communication shall be deemed to have been duly delivered unless and until it actually is received by the party for whom it is intended.

9.	Miscellaneous.

9.1.
Employment by Subsidiary.  For purposes of this Agreement, the Executive’s employment with the Company shall not be deemed to have terminated solely as a result of the Executive continuing to be employed by a wholly-owned subsidiary of the Company.

9.2.
Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

9.3.
Injunctive Relief.  The Company and the Executive agree that any breach of this Agreement by the Company is likely to cause the Executive substantial and irrevocable damage and therefore, in the event of any such breach, in addition to such other remedies which may be available, the Executive shall have the right to specific performance and injunctive relief.

9.4.
Governing Law.  The validity, interpretation, construction and performance of this Agreement shall be governed by the internal laws of the Commonwealth of Massachusetts, without regard to conflicts of law principles.

9.5.
Waivers.  No waiver by the Executive at any time of any breach of, or compliance with, any provision of this Agreement to be performed by the Company shall be deemed a waiver of that or any other provision at any subsequent time.

9.6.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but both of which together shall constitute one and the same instrument.

9.7.	Tax Withholding. Any payments provided for hereunder shall be paid net of any applicable tax withholding required under federal, state or local law.

9.8.
Release of Claims.  The Company shall have no obligation to make any payments or provide any benefits pursuant to this Agreement unless (i) you agree to sign and deliver to the General Counsel of the Company a release of claims in substantially the same form attached hereto as

      Exhibit A or Exhibit B, as applicable (the “Release”) and (ii) the Release has become non-revocable by the sixtieth (60th) day following the date of termination of your employment.

9.9.
Entire Agreement.  This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of the subject matter contained herein; and any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and cancelled. Notwithstanding the foregoing, the provisions of the Executive’s Employment Agreement shall not be superceded by, modified by, or subject to the terms of Section 4.3 of, this Agreement; provided, however, that the Executive shall in no event be entitled to receive severance payments or benefits under the Employment Agreement if he is entitled to receive severance payments or benefits under this Agreement.

9.10.	Amendments. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Executive.

[The rest of this page intentionally left blank.]

Form of Release of Claims

(Exhibit A: For Residents of States Other than California)

In consideration for receiving benefits pursuant to the Candela Corporation Senior Officer Executive Retention Agreement dated [                              ] between you and Candela Corporation. (the “Company”) (the “Agreement”), you, on behalf of yourself and your representatives, agents, estate, heirs, successors and assigns, agree to and do hereby forever waive, release and discharge the Company, and each of its affiliated or related entities, parents, subsidiaries, predecessors, successors, assigns, divisions, owners, stockholders, partners, directors, officers, attorneys, insurers, benefit plans, employees and agents, whether previously or hereinafter affiliated in any manner, as well as all persons or entities acting by, through, or in concert with any of them (collectively, the “Released Parties”), from any and all claims (other than “Excluded Claims” as hereinafter defined), debts, contracts, obligations, promises, controversies, agreements, liabilities, demands, wage claims, expenses, charges of discrimination, harassment or retaliation, disputes, agreements, damages, attorneys’ fees, or complaints of any nature whatsoever, whether or not now known, suspected, claimed, matured or unmatured, existing or contingent, from the beginning of time until the moment you have signed this Agreement, against the Released Parties (whether directly or indirectly), or any of them, by reason of any act, event or omission concerning any matter, cause or thing, including, without limiting the generality of the foregoing, any claims related to or arising out of (i) your employment  or its termination, (ii) any contract or agreement (express or implied) between you and any of the Released Parties, (iii) any tort or tort-type claim, (iv) any federal, state or governmental constitution, statute, regulation or ordinance, including but not limited to the U.S. Constitution; Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Age Discrimination in Employment Act of 1967, as amended (including the Older Workers Benefit Protection Act); the Equal Pay Act of 1963, as amended; the Americans With Disabilities Act of 1990; the Family and Medical Leave Act of 1993; the Worker Adjustment Retraining and Notification Act; the Employee Retirement Income Security Act of 1974; the Fair Labor Standards Act; any applicable Executive Order Programs; any similar state or local statutes or laws; and any other federal, state, or local civil or human rights law, (v) any public policy, contract or tort law, or under common law, (vi) any policies, practices or procedures of the Company, (vii) any claim for wrongful discharge, breach of contract, infliction of emotional distress, defamation, (vii) any claim for costs, fees, or other expenses, including attorneys’ fees incurred in these matters, (viii) any impairment of your ability to obtain subsequent employment, and (ix) any permanent or temporary disability or loss of future earnings.  It is acknowledged that you may be entitled to satisfaction by the Company of claims you may presently have, or may in the future have, from indemnification arising out of the performance of your duties as an officer of the Company, pursuant to the terms of the Company’s charter, or its By-laws, or pursuant to the provisions of one or more directors’ and officers’ insurance (D&O) policies.  Any such claim brought by you shall be considered an Excluded Claim, but it shall not be presumed that any such claim is valid on its face.

For the purpose of implementing a full and complete release and discharge of the Released Parties, you expressly acknowledge that this Agreement is intended to include and does include in its effect, without limitation, all claims which you do not know or suspect to exist in your favor against the Released Parties, or any of them, at the moment of execution hereof, and that this Agreement expressly contemplates the extinguishment of all such claims.

Form of Release of Claims

(Exhibit B: For California Residents)

In consideration for receiving benefits pursuant to the Candela Corporation Senior Officer Executive Retention Agreement dated [                            ] between you and Candela Corporation. (the “Company”) (the “Agreement”), you, on behalf of yourself and your representatives, agents, estate, heirs, successors and assigns, agree to and do hereby forever waive, release and discharge the Company, and each of its affiliated or related entities, parents, subsidiaries, predecessors, successors, assigns, divisions, owners, stockholders, partners, directors, officers, attorneys, insurers, benefit plans, employees and agents, whether previously or hereinafter affiliated in any manner, as well as all persons or entities acting by, through, or in concert with any of them (collectively, the “Released Parties”), from any and all claims (other than “Excluded Claims” as hereinafter defined), debts, contracts, obligations, promises, controversies, agreements, liabilities, demands, wage claims, expenses, charges of discrimination, harassment or retaliation, disputes, agreements, damages, attorneys’ fees, or complaints of any nature whatsoever, whether or not now known, suspected, claimed, matured or unmatured, existing or contingent, from the beginning of time until the moment you have signed this Agreement, against the Released Parties (whether directly or indirectly), or any of them, by reason of any act, event or omission concerning any matter, cause or thing, including, without limiting the generality of the foregoing, any claims related to or arising out of (i) your employment  or its termination, (ii) any contract or agreement (express or implied) between you and any of the Released Parties, (iii) any tort or tort-type claim, (iv) any federal, state or governmental constitution, statute, regulation or ordinance, including but not limited to the U.S. Constitution; Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Age Discrimination in Employment Act of 1967, as amended (including the Older Workers Benefit Protection Act); the Equal Pay Act of 1963, as amended; the Americans With Disabilities Act of 1990; the Family and Medical Leave Act of 1993; the Worker Adjustment Retraining and Notification Act; the Employee Retirement Income Security Act of 1974; the Fair Labor Standards Act; any applicable Executive Order Programs; any similar state or local statutes or laws; and any other federal, state, or local civil or human rights law, (v) any public policy, contract or tort law, or under common law, (vi) any policies, practices or procedures of the Company, (vii) any claim for wrongful discharge, breach of contract, infliction of emotional distress, defamation, (vii) any claim for costs, fees, or other expenses, including attorneys’ fees incurred in these matters, (viii) any impairment of your ability to obtain subsequent employment, and (ix) any permanent or temporary disability or loss of future earnings.  It is acknowledged that you may be entitled to satisfaction by the Company of claims you may presently have, or may in the future have, from indemnification arising out of the performance of your duties as an officer of the Company, pursuant to the terms of the Company’s charter, or its By-laws, or pursuant to the provisions of one or more directors’ and officers’ insurance (D&O) policies.  Any such claim brought by you shall be considered an Excluded Claim, but it shall not be presumed that any such claim is valid on its face.

This Agreement includes a waiver of any rights you may have under Section 1542 of the California Civil Code, or any other similar state statutes or laws, regarding the waiver of unknown claims.

Section 1542 states:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE EMPLOYEE DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE EMPLOYER.”

Notwithstanding the provisions of Section 1542, or any similar state statutes or laws, and for the purpose of implementing a full and complete release and discharge of the Released Parties, you expressly acknowledge that this Agreement is intended to include and does include in its effect, without limitation, all claims which you do not know or suspect to exist in your favor against the Released Parties, or any of them, at the moment  of execution hereof, and that this Agreement expressly contemplates the extinguishment of all such claims.